Room 4561

January 10, 2007

John G. Lettko
Chief Executive Officer
ProxyMed, Inc.
1854 Shackleford Court, Suite 200
Norcross, GA 30093

      Re: ProxyMed, Inc.
            Form 10-K For the Year Ended December 31, 2005
            Forms 10-Q For the Quarters Ended March 31, June 30 and
                September 30, 2006
            Forms 8-K Filed on May 9, August 9 and November 8, 2006
            File No. 0-22052

Dear Mr. Lettko,

We have reviewed your response letter dated December 7, 2006 and the above referenced filings and have the following additional comment.

Forms 8-K filed on May 9, August 9 and November 8, 2006

1. We note from your response to comment 5 of our letter dated November 16, 2006 that the Company does not use EBITDA as a liquidity measure directly. We note however, that your disclosures surrounding EBITDA in the above referenced filings describe your use of EBITDA as a measure of cash flows. Revise you disclosures to remove references to EBITDA as a measure of your cash flow or provide the disclosures required by Item 10(e), including a reconciliation to operating cash flows.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting